OSISKO GOLD ROYALTIES LTD
STOCK OPTION PLAN

1.               PURPOSE

The purpose of the Stock Option Plan (the "Plan") of Osisko Gold Royalties Ltd (the "Corporation") is to advance the interests of the Corporation and each subsidiary of the Corporation (a "Subsidiary") by encouraging the Directors, officers, management, consultants and employees of the Corporation and its Subsidiaries to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and its Subsidiaries and furnishing them with additional incentive in their efforts on behalf of the Corporation and its Subsidiaries.

2.               ADMINISTRATION

The Plan shall be administered by the Board of Directors of the Corporation or by a committee of the Board of Directors.

Subject to the provisions of the Plan, the Board of Directors shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board of Directors shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

3.               SHARES SUBJECT TO PLAN

Subject to adjustment as provided in Section 15 hereof, the shares to be offered under the Plan shall consist of the Corporation's authorized but unissued common shares. The aggregate number of common shares to be delivered upon the exercise of all options granted under the Plan shall not exceed the greater of eight percent (8%) of the issued and outstanding common shares at the time of granting of Options (on a non-diluted basis) or such other number as may be approved by the Toronto Stock Exchange ("TSX") and the shareholders of the Corporation from time to time.

If any option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for the purpose of this Plan.

4.               ELIGIBILITY AND PARTICIPATION

Executive directors, officers, management, consultants and employees of the Corporation and its Subsidiaries shall be eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as "Participants"). The Board of Directors shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted, and the number of shares to be subject to each option. An individual who has been granted an option may, if he is otherwise eligible, and if permitted under the policies of the stock exchange or stock exchanges on which the shares of the Corporation are to be listed, be granted an additional option or options if the Directors shall so determine.

5.               EXERCISE PRICE

The exercise price, terms and conditions of the options will be established by the Board of Directors subject to the rules of the regulatory authorities having jurisdiction over the securities of the Corporation.

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Stock Option Plan

The exercise price at the time of the grant of the options shall not be less than the closing market price of the common shares listed on the TSX on the day prior to their grant.

6.               NUMBER OF OPTIONED SHARES

The number of shares subject to an option to a Participant shall be determined in the resolution of the Board of Directors and no Participant shall be granted an option which exceeds 5% of the issued and outstanding shares of the Corporation at the time of granting of the option.

The aggregate number of shares (a) issued to insiders of the Corporation within any one-year period, and (b) issuable to insiders of the Corporation at any time, under the Plan, or when combined with all other share compensation arrangements, cannot exceed 8% of the issued and outstanding shares. Any entitlement to acquire shares granted pursuant to the Plan or any other share compensation arrangement prior to the grantee becoming an insider shall be excluded for the purposes of the limits set out in (a) and (b) above.

7.               DURATION OF OPTION

Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreements and shall be subject to earlier termination as provided in Sections 9, 10, 11 and 12.

8.               OPTION PERIOD, CONSIDERATION AND PAYMENT

(a)

The period within which such option shall be exercised (the "Option Period") shall be a period of time fixed by the Board of Directors, not to exceed seven (7) years from the date the option is granted, provided that the Option Period shall be reduced with respect to any option as provided in Sections 9, 10, 11, 12 and 15.

(b)

Except as set forth in Section 12 and subject to the provisions of Section 9, an option shall vest and may be exercised (in each case to the nearest full share) during the Option Period in such manner as the Board of Directors may fix by resolution. Options which have vested may be exercised in whole or in part at any time and from time to time during the Option Period. To the extent required by any stock exchange or stock exchanges on which the shares of the Corporation are listed, no option may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(c)

Except as set forth in Sections 9, 10, 11 and 12, no option may be exercised unless the Participant is at the time of such exercise a director, officer, manager, consultant or employee of the Corporation or a Subsidiary; except in the case of a consultant, where the option has been granted for a specific service, the option may be exercised only upon completion of that service.

(d)

The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such shares with respect to which the option is exercised. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any shares subject to an option under this Plan, unless and until the certificates for such shares are issued to him or them under the terms of the Plan.

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Stock Option Plan

(e)

Notwithstanding the foregoing, in the event that the term of an option expires during such period of time during which insiders are prohibited from trading in shares as provided by the Corporation’s insider trading policy, as it may be implemented and amended from time to time (the "Blackout Period") or within 10 business days thereafter, the option shall expire on the date that is 10 business days following the Blackout Period. Although the Blackout Period would only cover insiders of the Corporation, the extension would apply to all participants who have options which expire during the Blackout Period.

(f)

During an Option Period or a period prescribed by Section 8(e), as the case may be, a Participant may, by sending a notice to the Corporation containing the information set out in Section 8(d), elect to exercise the Participant’s options in accordance with the mechanism of this Section 8(f). In which case, the Participant (i) consents to receive a loan payable on demand from the Corporation for a principal amount equal to the amount of the exercise price (the "Advance"), (ii) directs for the proceeds from the loan to be used to pay for the exercise price of the options specified in the notice, (iii) consents to have the Corporation sell, or arrange for the sale, in the market or as the Corporation may determine, on behalf of any beneficiary, such portion of any shares issuable to the Participant on exercise of any option as the Corporation may determine, in order to realize net cash proceeds sufficient for the Participant to repay the Advance, and (iv) hereby directs such net cash proceeds to be paid to the Corporation in satisfaction of the Participant’s obligation to repay the Advance to the Corporation. If any investment bank or other person sells any shares on behalf of a Participant as contemplated in this Section 8(f), any net amount after deduction of the Advance and withholding amount shall be paid to the Participant.

9.	CHANGE OF CONTROL

9.1	For the purposes of this Section 9, "Change of Control" shall mean:

9.1.1

if a person, by means of a takeover bid made in accordance with the applicable provisions of the Securities Act (Québec) (the "Securities Act"), directly or indirectly, acquires an interest in one of the Corporation’s classes of shares conferring 30% or more of the votes entitling him to elect the Directors of the Corporation;

9.1.2

if a person, by means of stock market transactions, directly or indirectly, acquires an interest in one of the Corporation’s classes of shares conferring 30% or more of the votes entitling him to elect the Directors of the Corporation; however, the acquisition of securities by the Corporation itself through one of its Subsidiaries or affiliates, or by means of an employee benefits plan of the Corporation or one of its Subsidiaries or affiliates (or by the trustee of any such plan), shall not constitute a takeover;

9.1.3

the consummation of any transaction including, without limitation, any consolidation, amalgamation, merger, arrangement or issue of voting securities the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction (other than the Corporation and its Subsidiaries) becomes the beneficial owner, directly or indirectly, of more than 30% of the voting securities of the Corporation or of any such consolidated, amalgamated, merged or other continuing-entity, measured by voting power rather than number of securities (but shall not include the creation of a holding company or similar transaction that does not involve a change in the beneficial ownership of the Corporation);

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9.1.4

if the individuals making up the Board of Directors of the Corporation on the effective date of this agreement, and any new director appointed by the Board of Directors or whose candidacy, presented by the shareholders of the Corporation, was confirmed by a vote of at least three fourths of the Directors then in office or who were in office on the effective date of this Plan, or whose nomination or candidacy, presented by the shareholders, was confirmed in the same manner thereafter, cease for any reason whatsoever to constitute a majority of the members of the Board Directors of the Corporation;

9.1.5

if the assets of the Corporation representing 10% or more of the net book value of the Corporation’s assets, or if the shares of one class carrying 10% or more of all voting rights of the Corporation entitling their holders to elect Directors, were transferred after a takeover, seizure or dispossession resulting from or relating to (i) a nationalization, expropriation, confiscation, coercion, forcing or constraint, or any other expense or confiscatory clawback. For the purposes of this paragraph, the value of the Corporation’s assets shall be established based on the most recent audited financial statements of the Corporation on the date of the transfer;

9.1.6

the sale, lease or exchange of 50% or more of the property of the Corporation to another person or entity, other than in the ordinary course of business of the Corporation or any of its subsidiaries; for greater certainty, the sale, lease or exchange of 50% or more of the property of the Corporation to an entity in which the Corporation hold, directly or indirectly, 50% or less of the voting securities will be considered, for the purposes hereof, a “Change of Control”;

9.1.7	any other transaction that is deemed to be a “Change of Control” for the purposes of this Plan by the Board of directions in its sole discretion.

9.2	Notwithstanding any provisions to the contrary contained in this Plan, all options outstanding at the time of a Change of Control shall vest and become immediately exercisable.

10.             CEASING TO BE A DIRECTOR, OFFICER, MANAGER OR EMPLOYEE

If a Participant shall cease to be a director, officer, manager, consultant or employee of the Corporation or a Subsidiary for any reason (other than disability, retirement with the consent of the Corporation or death) the options granted to such Participant may be exercised in whole or in part by the Participant, during a period commencing on the date of such cessation and ending 180 days thereafter or on the expiry date, whichever comes first.

Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, officer, manager, consultant or employee of the Corporation or of any Subsidiary or affiliate.

11.             DISABILIY OR RETIREMENT OF PARTICIPANT

If a Participant shall cease to be a director, officer, manager, consultant or employee of the Corporation or a Subsidiary by reason of disability or retirement with the consent of the Corporation, the options granted to such Participant may be exercised in whole or in part by the Participant, during a period commencing on the date of such termination and ending one year thereafter or on the expiry date, whichever comes first.

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12.             DEATH OF PARTICIPANT

In the event of the death of the Participant, the options previously granted to such Participant shall automatically vest and may be exercised in whole or in part by the legal person representative of the Participant during a period commencing on the date of the death and ending one year thereafter or on the expiry date, whichever comes first.

13.             RIGHTS OF OPTIONEE

No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any shares issuable upon exercise of such option until certificates representing such shares shall have been issued.

14.             PROCEEDS FROM SALE OF SHARES

The proceeds from sale of shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board of Directors may determine and direct.

15.             ADJUSTMENTS

In the event that the outstanding shares of the Corporation are changed into or exchanged for a different number or kind of shares or other securities of the Corporation, or in the event that there is a reorganization, amalgamation, consolidation, subdivision, reclassification, dividend payable in capital stock or other change in the capital stock of the Corporation, then each Participant holding an option shall thereafter upon the exercise of the option granted to him, be entitled to receive, in lieu of the number of shares to which the Participant was theretofore entitled upon such exercise, the kind and amount of shares or other securities or property which the Participant would have been entitled to receive as a result of any such event if, on the effective date thereof, the Participant had been the holder of the shares to which he was theretofore entitled upon such exercise.

In the event the Corporation proposes to amalgamate, merge or consolidate with any other Corporation (other than with a wholly-owned subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the shares of the Corporation or any part thereof shall be made to all holders of shares of the Corporation, the Corporation shall have the right, upon written notice thereof to each Participant, to require the exercise of the option granted within the thirty (30) day period next following the date of such notice and to determine that upon such thirty (30) day period, all rights of the Participant to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have any further force or effect whatsoever.

16.             TRANSFERABILITY

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein. During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

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17.             AMENDMENT AND TERMINATION OF PLAN

(a)	The approval of the Board and the requisite approval from the TSX and the Shareholders shall be required for any of the following amendments to be made to the Plan:

(i)

any amendment to the number of shares issuable under the Plan, including an increase in the fixed maximum number of shares or a change from a fixed maximum number of shares to a fixed maximum percentage;

(ii)

a reduction in the exercise price of an option (for this purpose, a cancellation or termination of an option of a Participant prior to its expiry for the purpose of reissuing Options to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option), other than for standard anti-dilution purposes;

	(iii)	an increase in the maximum number of shares that may be issued to insiders within any one year period or that are issuable to insiders at any time;

	(iv)	an extension of the term of any option beyond the original expiry date (except, for greater certainty, pursuant to Section 8(e));

	(v)	any change to the definition of "Participant" which would have the potential of broadening or increasing insider participation;

	(vi)	the addition of any form of financial assistance;

	(vii)	any amendment to a financial assistance provision which is more favourable to optionees;

	(viii)	the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Plan reserve;

	(ix)	the addition of a deferred or restricted share unit or any other provision which results in optionnees receiving securities while no cash consideration is received by the Corporation;

	(x)	any amendment to Section 16;

	(xi)	any amendment that may modify or delete any of this Section 17(a); and

(xii)

any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to Participants, especially insiders, at the expense of the Corporation and its existing Shareholders.

(b)

The Board may, without Shareholder approval but subject to receipt of requisite approval from the TSX, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in Section 17(a) above including, without limitation:

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(i)	amendments of housekeeping nature;

(ii)	a change to the vesting provisions of an option or the Plan;

(iii)	a change to the termination provisions of an option or the Plan which does not entail an extension beyond the original expiry date; and

(iv)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

18.             NECESSARY APPROVALS

The obligation of the Corporation to issue and deliver shares in accordance with the Plan is subject to any approvals which may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If any shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any option exercise price paid to the Corporation will be returned to the Participant.

19.             STOCK EXCHANGE RULES

The rules of any stock exchange upon which the Corporation's shares are listed shall be applicable relative to options granted to Participants.

20.             EFFECTIVE DATE OF PLAN

The Plan has been adopted by the Board of Directors of the Corporation subject to the approval of the stock exchange or stock exchanges on which the shares of the Corporation are to be listed and, if so approved, the Plan shall become effective upon such approvals being obtained.

21.             INTERPRETATION

The Plan will be governed by and construed in accordance with the laws of Canada and of the Province of Québec.

Adopted by the Board of Directors on April 30, 2014 and by the shareholders of the Corporation on May 30, 2014 and further ratified by the Board of Directors on June 30, 2014.

Amended by the Board of Directors on May 22, 2015.